

03053517

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8-47758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

STATEMENT OF FINANCIAL CONDITION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advisors Clearing Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Colorado, 35 Hugua Alley, Suite 200
(No. and Street)

Pasadena	**CA**	**91103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Wetmore — **626-744-2587**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

350 South Grand Avenue	**Los Angeles**	**CA**	**90071**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2003
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

JURAT WITH AFFIANT STATEMENT

State of California
County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 Not Used
2
3
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8

Signature of Document Signer No. 1 — Signature of Document Signer No. 2 (if any)


LOUIS JILLY
Commission # 1429990
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2007

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me this 15 (Date) day of October (Month), 2003 (Year) by

(1) ______ Name of Signer(s)

(2) ______ Name of Signer(s)

______ Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: Oct 15, 03 Number of Pages: 1

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Advisors Clearing Network, Inc.

(A wholly owned subsidiary of Fiscus Financial LLC)

Statement of Financial Condition

June 30, 2003

OATH OR AFFIRMATION

I, Thomas Wetmore, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Advisors Clearing Network, Inc., as of June 30, 2003, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Investment
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Board of Directors and Stockholder of
Advisors Clearing Network, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Advisors Clearing Network, Inc. (formerly BISYS BD Services, Inc.) (the "Company") (a wholly owned subsidiary of Fiscus Financial LLC) at June 30, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the statement of financial condition, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

PricewaterhouseCoopers LLP

October 13, 2003

Advisors Clearing Network, Inc.
(A wholly owned subsidiary of Fiscus Financial LLC)
Statement of Financial Condition
June 30, 2003

Assets	
Cash	$ 626,347
Deposit with NSCC	20,000
Prepaid expenses	1,322
Investments, at value	3,300
Total assets	$ 650,969
Liabilities and Stockholder's Equity	
Liabilities	
Due to Fiscus Financial LLC	$ 3,190
Total liabilities	3,190
Commitments and contingencies (Note 4)	
Stockholder's equity	
Common stock, par value $1.00; 1,000 shares authorized; 10 shares issued and outstanding	10
Additional paid-in capital	660,057
Accumulated deficit	(12,288)
Total stockholder's equity	647,779
Total liabilities and stockholder's equity	$ 650,969

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Advisors Clearing Network, Inc. (formerly BISYS BD Services, Inc., "BISYS") (the "Company") is a wholly owned subsidiary of Fiscus Financial LLC (the "Parent"). The Parent is owned 50.5 percent and 49.5 percent by ACN Partners L.P. and Vertical Management Systems, Inc. ("VMS"), respectively. On March 6, 2003, VMS acquired 100 percent of the equity interests in the Company from BISYS Group, Inc. (the "BGI") through a stock purchase agreement ("Purchase Agreement"). Under the Purchase Agreement, VMS acquired the outstanding common stock in the Company for a cash purchase price equal to the stockholder's equity of the Company at the Closing Date plus $200,000. The acquisition of the Company by VMS closed on April 16, 2003 ("the Closing Date"). On April 17, 2003, VMS assigned its rights under the Purchase Agreement to the Parent. The Company subsequently changed its name to Advisors Clearing Network, Inc.

The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The Company's primary business prior to the Closing Date was to provide mutual fund brokerage services for 401(k) retirement plan administrators and financial institutions. The Company's primary business subsequent to the Closing Date is the clearing of mutual fund trades for introducing broker-dealers. At June 30, 2003, the Company has not commenced operations of its new primary business.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying statement of financial conditions of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Cash and cash equivalents, which consist of cash in a bank, are defined as highly liquid short-term investments having an original maturity of three months or less. There are no cash equivalents at June 30, 2003.

Investments
Investments consist of 300 shares of NASD stock. The carrying value of the Company's investments approximate their fair value at June 30, 2003.

Income Taxes

The Company was included in the BISYS Group, Inc. consolidated federal income tax return for the period from July 1, 2002 through the date of acquisition on April 16, 2003. For financial reporting purposes, income taxes are recorded as if a separate company return were filed. Federal and state tax liabilities of the Company related to income earned during the period from July 1, 2002 through the Closing Date, have been included on the consolidated tax return of BGI and were assumed by BGI under the Purchase Agreement.

Subsequent to the Closing Date, the Company will be included in a consolidated federal income tax return with the Parent. For financial reporting purposes, income taxes are recorded as if a separate company return were filed. There are no timing differences giving rise to deferred income taxes at June 30, 2003.

Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition. Actual results could differ from those estimates.

3. Related Party Transactions

The Company received fees for services provided to BISYS Retirement Services for the period from July 1, 2002 through April 16, 2003.

During the period from July 1, 2002 through April 16, 2003, BGI and its affiliates provided various services to the Company, such as office facilities, equipment, personnel and other administrative services. BGI did not charge the Company an administrative service fee for these services. Additionally, during the period from July 1, 2002 through April 16, 2003, the Company was allocated certain costs by BGI associated with certain trademarks, trade names, service marks and other intellectual property used in connection with the operations.

During the period from April 16, 2003 through June 30, 2003, the Parent and VMS provided various services to the Company, such as office facilities, equipment, personnel and other administrative services. The Parent or VMS did not charge the Company an administrative service fee for these services and both have forgiven any liability associated with these services.

Effective July 31, 2003, the Company entered into a services agreement (the "Agreement") with the Parent. Under the Agreement, the Company will pay the Parent, subject to certain restrictions related to continued compliance with the SEC Uniform Net Capital Rule, for facilities and services provided to the Company by the Parent.

4. Commitments and Contingencies

As a securities broker-dealer, the Company was engaged in buying and selling securities, primarily for 401(k) plan administrators and other financial institutions, for the period from July 1, 2002 through April 16, 2003. The Company's transactions were executed with and on behalf of these financial institutions. All mutual fund and other investment transactions were executed on a self-clearing basis.

The Company is obligated to assume any exposure related to nonperformance by its customers. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. At June 30, 2003, the Company had no such obligations related to the period from July 1, 2002 through April 16, 2003. Additionally, the Company had no such obligations for the period from April 16, 2003 through June 30, 2003, as the Company was inactive during that period.

5. Fidelity Bond

For the period from April 16, 2003 through June 30, 2003, the Company did not maintain a fidelity bond. In the opinion of management, the Company did not need to maintain a fidelity bond for this period as the Company was inactive and did not handle customer accounts or securities.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15-to-1. At June 30, 2003, the Company had net capital of $623,157, which exceeded the minimum net capital requirement by $373,157. The Company's ratio of aggregate indebtedness to net capital was .01 to 1 at June 30, 2003.